

August 6, 2014

<u>Via E-Mail</u>
Mr. Vincent Genovese
President and Chief Executive Officer
LipidViro Tech, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re: NAC Global Technologies, Inc.,**
> **Formerly LipidViro Tech, Inc.**
> **Amendment 2 to Current Report on Form 8-K**
> **Filed July 21, 2014**
> **File No. 0-49655**

Dear Mr. Genovese:

We reviewed the filing and have the comments below.

<u>Our Corporate History and Background, page 4</u>

1. Please clearly explain how you are affiliated with Conic Systems, Inc. or Conic. We note your disclosure that Conic is operated on a "parallel but legal stand-alone basis," but this does not explain how you are affiliated. Please clarify that Mr. Vincent Genovese manages as chief executive officer to both companies.

2. Revised disclosure indicates that you found two vendors capable of providing the necessary cutting tools in the United States and that you have decided to purchase domestically. Identify the two vendors. <u>See</u> Item 101(h)(4)(v) of Regulation S-K. Additionally, disclose whether you have supply agreements with them, and, if so, advise what consideration you have given to filing the supply agreements as exhibits to the Form 8-K. <u>See</u> Item 601(b)(10) of Regulation S-K.

3. Revised disclosure indicates that limited acceptable vendor sources are available for custom cross roller bearings. Identify your limited acceptable vendor sources for custom cross roller bearings. <u>See</u> Item 101(h)(4)(v) of Regulation S-K. Additionally, disclose whether you have supply agreements with them, and, if so, advise what consideration you have given to filing the supply agreements as exhibits to the Form 8-K. <u>See</u> Item 601(b)(10) of Regulation S-K.

4. Regarding your agreement with Mr. Vincent Genovese to acquire the outstanding shares of Conic, we note that you have made a deposit to acquire Conic, but that you have no current plans or means to consummate the acquisition. Please elaborate significantly on the terms of this agreement. For example, please address:

- What NAC Global Technologies' rights are to terminate the agreement or simply not purchase any shares under the agreement. In this regard, we note that you have no current plans or means to consummate the acquisition.

- What is the date by which Mr. Genovese will be required to refund your $50,300 deposit if the purchase does not take place?

- What is basis of the parties' agreement to a "ten year payout"?   We did not see where this term is reflected in the shareholder option sale agreement filed with your May 5 8-K. Please also explain what this means. For example, does it mean that NAC has ten years to purchase the shares from Mr. Genovese, or that once it purchases the shares, it has a ten year period within which to pay for them?

- What is the basis of the parties' agreement to treat the $50,300 that you have paid to Mr. Genovese as a refundable deposit? There is no provision for a deposit reflected in the shareholder option sale agreement.   In fact, the provision of the agreement stating that "[a]ny shares not acquired during calendar year 2011, will bear an increased purchase price at 4.875% per year, compounded until such time as NAC HARMONIC DRIVE, INC. has fully acquired all 750 Genovese shares" suggests that NAC could be purchasing shares from Mr. Genovese from time to time until all of the 750 shares are acquired. Please clarify, in your disclosure, whether NAC acquired any shares from Mr. Genovese in consideration for the $50,300 paid.

- Clarify how you will determine when it is "economically feasible" to consummate the acquisition. For example, is there a threshold amount of available cash from operations that is necessary to purchase some or all of the shares? Would you purchase shares from time to time as cash becomes available until you have purchased all 750 shares, or must you purchase all 750 shares if you purchase any?

- Please provide appropriate risk factor disclosure on your agreement with Mr. Genovese to acquire the outstanding shares of Conic, focusing on the interested party nature of the agreement and Mr. Genovese's discretion to control or influence further deposits or purchases under the agreement, and that fact that a significant amount of NAC's cash has been used to provide him with a deposit for a transaction that NAC currently does not anticipate consummating. We may have additional comments upon review of your disclosure.

Aerospace and Defense Market, page 7

5. We note your disclosures regarding your active sales pipeline with quotations or executed letters of intent exceeding $10 million. Please clarify whether any portion of this amount is subject to any binding contract, and, if not, please state that there can be no assurance that any part of this amount will actually be contracted or result in any revenue.

Currently, our sales are concentrated in a few customers…, page 14

6. Revised disclosure indicates that two customers represented 49% of your revenue for the year ended December 31, 2013. Disclose the amount of revenue attributable to each of the two customers.

If our pending patents, or our other intellectual property rights, do not adequately protect our technologies…, page 14

7. Based on your response to prior comment 11 that you have only applied for patents and have no issued patents, the statements that "Our issued and licensed patents…may expire or may be challenged, invalidated or circumvented…," and "Additionally, upon expiration of other issued patents or licensed patents, we may lose some of our rights…" appear inconsistent with that response. Please revise. Additionally, if you have any licensed patent, so indicate in the business section, and advise what consideration you have given to filing any licensed patent agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K. We note the disclosure on page 23 that Mr. Vincent Genovese has a United States patent for a harmonic gearbox design.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 19

8. Please elaborate on the basis for your projection that your sales pipeline will exceed $30 million annually on a probability-weighted basis as requested in prior comment 2. As noted in our comment, you must have a reasonable basis for all projections that you disclose. If, as indicated in your response, you intended to remove this statement, please do so in your next amendment.

Directors and Executive Officers, page 23

9. We note the response to prior comment 23. In the biographical paragraphs of Ms. Rita O'Connor and Mr. Brian St. Denis, please include specific dates relating to their business experience during the past five years. See Item 401(e) of Regulation S-K.

Summary Compensation Table, page 26

10. Footnotes (1) and (2) indicate that the amounts set out in the table for Mr. Genovese and Mr. Jose Pujol for 2013 and 2012 reflects compensation paid by NAC. We are unable to locate the amount set out in the table for Mr. Genovese in 2012 and Mr. Pujol in 2012 and 2013. Please revise.

Related Party Transactions, page 27

11. Disclosure under "Properties" on page 22 indicates that you pay a monthly fee of $25,000 for contracted services. It appears that this fee may be payable to Conic or to Mr. Genovese's real estate company that owns the Port Jervis property. If so, please clarify this in this section.

Exhibit 2.1

12. As noted in prior comment 29, the table of contents for the exhibit does not include a complete list of attachments. Additionally, you did not file schedule 5.7 as an attachment to the exhibit. See Item 601(b)(2) of Regulation S-K. Please revise.

Exhibit 10.7

13. We note that you did not file the attachments to the exhibit. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibit with its attachments by amendment to the Form 8-K.

Exhibit 99.2

Notes to the Unaudited Pro Forma Financial Statements, page 4
Pro Forma Adjustments, page 4

Note (C), page 4

14. We note your response to prior comment 45 and your revision to the filing. However, it appears to us that the $275,000 payment to the shareholders who assumed the liabilities of the company is a non-recurring expense that should be disclosed but should not be included in either the annual or the interim pro forma statements of operations. Please advise, or revise as appropriate.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

                  Very truly yours,

                  /s/ Pamela A. Long

                  Pamela A. Long
                  Assistant Director